1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
February 17, 2026	www.integraresources.com

INTEGRA ANNOUNCES STRATEGIC LAND ACQUISITION ADJACENT TO DELAMAR PROJECT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the acquisition of a strategically located 6,600-acre ranch (the "Ranch") contiguous with the Company's DeLamar Project in Owyhee County, Idaho ("DeLamar" or the "Project") for a purchase price of US$12.5 million (the "Acquisition").

The Ranch Acquisition supports the Company's strategy for de-risked and efficient Project advancement by consolidating land ownership surrounding key infrastructure at DeLamar, while concurrently securing significant permitting, environmental, operational, and community-alignment benefits. The Ranch property contains 6,600 deeded acres, along with a large U.S. Bureau of Land Management ("BLM") grazing permit and two Idaho State grazing leases.

Key strategic benefits of the Acquisition include:

  Land consolidation: extinguishes underlying easements and access agreements, eliminating associated payment obligations.
  Mitigation opportunities: secures prime mitigation habitat in close proximity to the Project, supporting permitting efficiency and flexibility, and enables the Company to manage and mitigate potential impacts to resources such as wetlands, streams, and grazing.
  Operational flexibility: additional surface and water rights increase operational flexibility and resilience.
  Grazing and agricultural alignment: allows the Company to support responsible multiple-use management of the 6,600-acre parcel, providing flexibility to manage local grazing interests and maintain a strong commitment to the Owyhee and Malheur County ranching communities.

George Salamis, President, CEO and Director of Integra, commented: "This acquisition represents a significant land consolidation for Integra and the DeLamar Project. Beyond the acreage itself, the transaction advances our long-term strategic objectives by enhancing our ability to responsibly develop DeLamar in alignment with the local ranching community, while further de-risking the Project through increased operational flexibility and expanded mitigation options. It also reflects our disciplined approach to capital allocation, demonstrating how we are prudently deploying the recently completed US$61 million financing into initiatives that meaningfully reduce execution risk ahead of construction. After many years of collaborating with the ranching community to help shape our future operations, we are proud to now be joining that community through an acquisition that underscores our long-term commitment to the land and the people of the region."

DeLamar Project Overview

(All amounts in United States ("U.S.") dollars unless otherwise stated)

The past-producing DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden Preliminary Economic Assessment, Pre-Feasibility Study, and now Feasibility Study ("FS") in late 2025. The FS for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return. The FS outlines total production of 1.1 million ounces of gold equivalent ("AuEq") over a 10-year operating mine life (plus two years of residual leaching), resulting in an average annual production profile of 106,000 ounces AuEq per annum at a co-product mine-site all-in sustaining cost ("AISC") of $1,480 per ounce ("/oz") AuEq. The Project generates an after-tax net present value ("NPV5%") of approximately $774 million with an after-tax internal rate of return ("IRR") of 46% at base case gold and silver prices of $3,000/oz and $35/oz, respectively. After-tax NPV5% improves to approximately $1.9 billion and after-tax IRR to 97% using recent gold and silver prices of $4,500/oz and $65/oz, respectively. Refer to the 2025 DeLamar FS announcement news release from December 17, 2025 located on the Company's website at www.integraresources.com.

(1) Gold equivalent calculated using base case metal prices: $3,000/oz Au and $35/oz Ag

(2) See Cautionary Note Regarding Non-GAAP Measures

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a "Qualified Person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the anticipated benefits of the Acquisition, including permitting, environmental, operational and community-related benefits; the consolidation of land ownership; mitigation opportunities; operational flexibility; use of proceeds from the Company's recent financing; the advancement and de-risking of the Project, the future financial or operating performance of the Company, the Project and its mineral properties; results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of the FS for the Project, including cash flows, revenue potential, development, expenditures, and timing thereof, extraction rates, life-of-mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of the Project mine plan; exploration expenditures, costs and timing of the development of new deposits; costs and timing of future exploration; permitting; construction and optimization planning; estimates of metallurgical recovery rates; anticipated advancement of the Project, future prospects and prospective inclusion of Mineral Resources in future mining activities; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Project; future growth potential of the Project; and future development plans.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Project and the Company's mineral properties; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Project and the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note Regarding Non-GAAP Financial Measures

Alternative performance measures in this news release such as "AISC" are furnished to provide additional information. These non-GAAP performance measures are included in this news release because these statistics are used as key performance measures that management uses to monitor and assess performance of DeLamar, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standardized meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

All-In Sustaining Cost

Site level AISC includes cash costs and sustaining and expansion capital, but excludes head office G&A and exploration expenses. The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from potential operations.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.